UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: ProgressUpdate
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☒ Form C-TR: Termination of Reporting

Name of issuer
DeoBioSciences, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   February 3, 2000

Physical address of issuer
58 Edgewood Ave. NE - 1st Floor, Lab #140,
Atlanta, Georgia 30303-2921

Website of issuer
www.deobiosciences.com

Current number of employees
1

Reason for Termination of Reports
Issuer has filed one annual report and has fewer than 300 holders of record.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	DeoBioSciences, Inc.
	By /s/ John F. Adamson, Jr.
	(Signature)
	(Name) John F. Adamson, Jr.
	CEO, President, CFO, Secretary, Board Director,
	(Title)
	April 21, 2023
	(Date)

	By /s/ Catherine M. Bryant
	(Signature)
	(Name) Catherine M. Bryant
	Board Director,
	(Title)
	April 21, 2023
	(Date)